FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                        27 JANUARY 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding MMS Interconnect sent to the London Stock Exchange on 27 January 2003.


         mmO2 ANNOUNCES MMS INTERCONNECT WITH ORANGE AND T-MOBILE IN UK



For release: 27 January 2003

mmO2 today announced multimedia messaging (MMS) interconnect with Orange and T-Mobile in the UK, enabling customers to send and receive full multimedia messages in much the same way as SMS today.

These are the first such announcements in the UK, and an important step towards full interconnection between network operators. It is believed that this will facilitate the widespread adoption and use of multimedia messaging and camera phones. O2 Germany customers have had interconnect with both T-Mobile and
Vodafone from December 2002.   Talks with other operators are well underway and
the company expects to make more announcements shortly.

With immediate effect, O2 UK customers can send and receive full multimedia messages - incorporating pictures, sounds and text - to O2, Orange and T-Mobile subscribers. This applies to all O2 accredited media messaging handsets on the
O2 UK network.   For customers of operators with which interconnect agreements are not yet in place, the recipient will receive a text message informing them that they have been sent an O2 media message and should visit the given website address to view it.

Kent Thexton, chief marketing and data officer at mmO2, said:  "Our goal is to
make MMS as easy to use as SMS.   As part of our commitment to provide a
compelling customer experience for MMS, we have been instrumental in driving the
market towards interconnect.    We will continue to work with industry players
such as the Mobile Data Association and the GSM Association to grow the range of MMS-based services available in the UK and globally."

mmO2 announced O2 media messaging during October, and research conducted on behalf of O2 UK highlights that 75% of O2 media messaging users are likely to recommend MMS to others, and 60% have already done so.

Separate research indicates that the O2 media messaging value added services, available via the O2 portal, are the easiest to use and the most comprehensive. This service enables customers to send pictures to a personal web space using a short code, edit and store their pictures in an online photo album, and create unique images and cartoons.

A recent Enders Analysis report states that awareness of camera phones amongst mobile phone owners is very high. Almost 96% of those who intend to replace their handsets were aware of the devices in December 2002. 1.6% of adult mobile phone users claimed to own a camera phone already, and 5% of mobile users stated that they intend to purchase one during the next 6 months.

In line with other industry players, mmO2 believes that sales of colour screen handsets and camera phones will be strong throughout 2003, and that take up will be further accelerated by greater availability of MMS-enabled handsets and the
ability to send media messages between networks.   New MMS-enabled handsets such
as the Nokia 6100, 6800 and 7250 are due on the market by March 2003.

Media messaging is the ability to send and receive messages that are 'richer' than today's text messages and can include a mix of personal photographs, pictures, graphics, sound recordings as well as text. Such messages can be created on an MMS-capable mobile phone or the Internet, and sent to other MMS-enabled mobile phones or an email account.



Note to Editors

Roaming

O2 media messaging offers the most extensive GPRS roaming to date, with roaming in 24 countries including Ireland, Germany, Netherlands, France, Italy, Spain and Hong Kong.

Pricing for O2 media messaging

Pricing for O2 media messaging in the UK, Germany, Ireland and the Netherlands varies, taking into account local market conditions.

In the UK, sending an O2 media message is free until 31 Jan 2003. Thereafter, the standard cost of sending a media message will be 40p per message. "Bolt On" options will bring the cost down to as little as 26p per message.

O2 Germany customers will be charged as follows: MMS messages up to 30 kilobytes cost 39 cents, while messages of 30 kilobytes and more will cost 99 cents. These rates apply until January 31, 2003.

mmO2

mmO2 has 100% ownership of mobile network operators in four countries - the UK, Germany, the Netherlands and Ireland - as well as a leading mobile internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom).

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland, the Netherlands, and Germany.

mmO2 has approximately 18.3 million customers and some 13,500 employees, with revenues for the year ended 31 March 2002 of GBP4.276 billion. Data represented 15.6% of total service revenues in the quarter ending 30 September 2002.



mmO2 Contacts:
David Nicholas
Head of Media Relations
mmO2 plc
david.nicholas@o2.com
t: +44 (0) 771 575 9176

Simon Gordon
Press Relations Manager
mmO2 plc
simon.gordon@o2.com
t: +44 (0)771 007 0698

mmO2 press office: +44 (0)1753 628402

O2 Germany, Press Office:
Heidi Miklos
Georg-Brauchle-Ring 23-25
D-80992 Munich
Tel.: +49 89/ 24 42 - 12 12
Fax: +49 89/ 24 42 - 12 18
mailto:heidi.miklos@o2.com
www.o2.com/de

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 27 January 2003                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary